VASOGEN INC.

Reconciliation with United States Generally Accepted Accounting Principles for the Six Months Ended May 31, 2004 and 2003 (Unaudited)


The interim consolidated financial statements of Vasogen Inc. (the "Company") as at May 31, 2004 and for the three-month and six-month periods ended May 31, 2004 and 2003 and the period from December 1, 1987 to May 31, 2004 have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") for interim financial reporting, which differ from United States generally accepted accounting principles ("United States GAAP"). For information on material differences between Canadian GAAP and United States GAAP, reference should be made to note 15 - Differences between generally accepted accounting principles in Canada and the United States - of the Company's financial statements as at November 30, 2003 and 2002 and for each of the years ended November 30, 2003, 2002 and 2001 and the period from December 1, 1987 to November 30, 2003.


The financial information presented in the interim consolidated financial statements and in this reconciliation to United States GAAP is unaudited. However, in the opinion of management, such information reflects all adjustments, consisting solely of normal recurring adjustments, which are necessary to a fair statement of the results for the interim periods presented.


The following tables present the impact of material differences between Canadian GAAP and United States GAAP on the Company's interim consolidated financial statements as at May 31, 2004 and for the six-month periods ended May 31, 2004 and 2003.


(a) Consolidated statements of operations and deficit:

     -------------------------------------------------------------------------------------------------
                                                                                   Six months ended
                                                                                        May 31,
                                                                                 2004           2003
     -------------------------------------------------------------------------------------------------

     Loss for the period per Canadian GAAP                                   $ (26,164)    $ (12,763)
     Adjustments:
         Technology amortization (note (b)(i))                                     127           127
         Non-employee stock options (note (b)(ii))                                 (68)         (107)
         Performance-based options (note (b)(iv))                                 (198)          (99)

     -------------------------------------------------------------------------------------------------
     Loss for the period per United States GAAP                              $ (26,303)    $ (12,842)
     -------------------------------------------------------------------------------------------------

     Weighted average number of common shares under
       United States GAAP                                                       67,015        51,942

     -------------------------------------------------------------------------------------------------

     Basic and diluted loss per share under United States GAAP               $   (0.39)    $   (0.25)

     -------------------------------------------------------------------------------------------------

(b) Consolidated balance sheets:

     ----------------------------------------------------------------------------------------------------------
                                                          May 31, 2004                    November 30, 2003
     ----------------------------------------------------------------------------------------------------------
                                                                       United                          United
                                                      Canada           States          Canada          States
     ----------------------------------------------------------------------------------------------------------

     Acquired technology (i)                         $     886       $    --         $   1,013       $    --
     Share capital warrants and
       options (ii) (iii)                              247,228         251,208         175,580         179,294
     Deficit, end of period (i) (ii) (iii) (iv)       (139,279)       (144,145)       (113,115)       (117,842)
     Deficit, accumulated during
       development stage (i) (ii) (iii) (iv)          (137,769)       (142,635)       (111,665)       (116,332)

     ----------------------------------------------------------------------------------------------------------


     (i) Canadian GAAP requires the capitalization and amortization of acquired technology costs. Under United States GAAP, such acquired technology costs are charged to expense when incurred if, at the acquisition date, the technological feasibility of this technology had not yet been established and no future alternative uses existed. Accordingly, for United States GAAP purposes, the costs would have been expensed at the date of acquisition and the amortization recorded under Canadian GAAP would be reversed.


     (ii) Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards 123 ("SFAS No. 123"), Accounting for Stock-based Compensation, requires the recognition of compensation costs for stock options and warrants, issued after December 15, 1995 to non-employees, such as members of the Scientific Advisory Board and other consultants and advisors, at fair value. The fair value of the non-employee stock options and warrants granted after December 15, 1995 has been estimated using the Black-Scholes option pricing model based on the assumptions set out in note 3(b) to the interim financial statements and note 15(e) of the 2003 annual consolidated financial statements.


          Under Canadian GAAP, all stock-based compensation granted to non-employees on or after December 1, 2002 is also accounted for at fair value. The value of any options granted prior to December 1, 2002 are not required to be recorded or presented under Canadian GAAP.


          As a result, the fair value of any options granted prior to December 1, 2002 and subsequent to December 15, 1995 has not been recorded under Canadian GAAP. Under United States GAAP, the value of these options is recorded in accordance with SFAS No. 123.


     (iii)In 1996, 100,000 warrants were issued as part of the acquisition consideration. United States GAAP requires these acquired technology costs to be recorded in an amount approximating the fair value of the warrants issued, estimated at their grant date using the Black-Scholes option pricing model, and expensed as research and development expenses.


     (iv) Under Canadian GAAP, the Company accounts for employee stock-based compensation by the settlement method. Under United States GAAP, the Company has elected under SFAS No. 123, Accounting for Stock-based Compensation, to continue to apply the provisions of Accounting Principles Board Opinion 25 ("APB 25") to its accounting for stock compensation to employees. Under APB 25, compensation expense is measured based on the intrinsic value method, as described in the United States GAAP Reconciliations. In most cases, the application of the intrinsic value method by the Company does not result in compensation expense under United States GAAP. However, the Company granted performance-based options to employees. In accordance with United States GAAP, these options are being accounted for using variable plan accounting. At each reporting date, compensation cost is measured based on an estimate of the number of options that will vest considering the performance criteria and the difference between the market price of the underlying stock and the exercise price at such dates. The compensation cost is being recognized over the estimated performance period.


(c) The following table presents the impact of the cumulative material differences between Canadian GAAP and United States GAAP on the consolidated statements of operations for that cumulative period:

     ---------------------------------------------------------------------------
                                                                 Period from
                                                                 December 1,
                                                                  1987 to
                                                                May 31, 2004
     ---------------------------------------------------------------------------

     Loss per Canadian GAAP                                    $    (137,769)
     Technology cost (note (b)(i))                                    (4,081)
     Technology amortization (note (b)(i))                             3,195
     Non-employee stock options (note (b)(ii))                        (3,248)
     Performance-based options (note (b)(iv))                           (671)
     Warrants issued to acquire technology (note (b)(iii))               (61)

     ---------------------------------------------------------------------------
     Loss per United States GAAP                               $    (142,635)
     ---------------------------------------------------------------------------



(d) Consolidated statement of cash flows under Canadian GAAP for the cumulative period from December 1, 1987 to May 31, 2004:


     Cash from operations under United States GAAP includes the adjustments to loss for the year outlined in (c). Cash used in investing activities under United States GAAP excludes amounts representing acquired technology (note
     (b)(i)).


(e)  Income taxes:


     Under Canadian GAAP, investment tax credits and other research and development credits are deducted from research and development expense for items of a current nature, and deducted from capital assets for items of a capital nature. Under United States GAAP, these tax credits would be reclassified as a reduction of income tax expense. There were no investment tax credits and other research and development credits recorded in the six-month period ended May 31, 2004. There have been no investment tax credits and other research and development credits deducted from capital assets since December 1, 1987.


(f)  Operating leases:


     Rental expenses under operating leases for the six months ended May 31, 2004 were $196,000 (2003 - $160,000).

(g)  Pro forma information:


     While SFAS No. 123 does not require the recording of compensation cost for stock options issued to employees at fair value, it does require disclosure of pro forma net income and income per share information as if the Company had measured for employment options issued to employees under the fair value method and recognized that fair value over the vesting period. This information is as follows:


     ----------------------------------------------------------------------------------------------------------
                                                                                         Six months ended
                                                                                              May 31,
                                                                                    2004                 2003
     ----------------------------------------------------------------------------------------------------------

     Loss for the period per United States GAAP                              $    (26,303)        $    (12,842)
     Compensation expense related to the
       fair value of stock options                                                 (1,219)                (856)

     ----------------------------------------------------------------------------------------------------------
     Pro forma loss for the period                                           $    (27,522)        $    (13,698)
     ----------------------------------------------------------------------------------------------------------

     Pro forma loss per share                                                $      (0.41)        $      (0.26)

     ----------------------------------------------------------------------------------------------------------


     The effects of applying SFAS No. 123 to calculate compensation cost may not be representative of the effects on pro forma net income in future periods.


(h)  Recent accounting pronouncements:


     Variable interest entities:


     In January 2003, the FASB issued interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). In December 2003, the FASB issued FIN 46R which superseded FIN 46 and contains numerous exemptions. FIN 46R applies to financial statements of public entities that have or potentially have interests in entities considered special purpose entities for periods ended after December 15, 2003 and otherwise to interests in variable interest entities ("VIEs") for periods ending after March 15, 2004. VIEs are entities that have insufficient equity and/or their equity investors lack one or more specified essential characteristics of a controlling financial interest. The guideline provides specific guidance for determining when an entity is a VIE and who, if anyone, should consolidate the VIE. There is no impact on the consolidated financial statements as a result of the adoption of this standard.